Real Messenger Corporation

June 5, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

Re:	Real Messenger Corporation
Registration Statement on Form F-1, as amended (File No. 333-296226)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Real Messenger Corporation hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 9 a.m., Eastern Time, on June 8, 2026, or as soon thereafter as practicable.

Very truly yours, Real Messenger Corporation

/s/ Kwai Hoi Ma
Name:	Kwai Hoi Ma
Title:	Chief Executive Officer and Chairman

cc:	Loeb & Loeb LLP Hunter Taubman Fischer & Li, LLC